UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

February 19, 2025

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

99.1Stock Exchange announcement dated 19 February 2025 entitled ‘2024 full year results’
99.2Stock Exchange announcement dated 19 February 2025 entitled ‘2024 full year results presentation’
99.3Stock Exchange announcement dated 19 February 2025 entitled ‘2024 Annual Report'
99.4Rio Tinto 2024 Annual Report
99.5Stock Exchange announcement dated 20 February 2025 entitled ‘Notices of 2025 annual general meetings’
99.6Rio Tinto plc '2025 Notice of annual general meeting'
99.7Rio Tinto Limited '2025 Notice of annual general meeting'
99.8Stock Exchange announcement dated 19 February 2025 entitled ‘Board changes’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	19 February 2025	Date	19 February 2025